# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neurogene Inc., CIK 0001404644
CUSIP: 64135M105
Title of class of securities: Common
Address of issuer's principal executive offices: 535 W 24TH STREET, 5TH FLOOR, NEW YORK, New York (NY), 10011
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001137774

## Reporting persons
- PRUDENTIAL FINANCIAL INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 1,791,746; sole dispositive power 0; shared dispositive power 2,231,357; aggregate amount beneficially owned 2,231,357 (11.2% of the class)

## Item 1. Issuer
Name of issuer: Neurogene Inc.
Address of issuer's principal executive offices: 535 W 24TH STREET, 5TH FLOOR, NEW YORK, NEW YORK, 10011.

## Item 2. Person Filing
Name of person filing: Prudential Financial, Inc.
Address of principal business office or, if none, residence:
751 Broad Street
Newark, New Jersey 07102-3777
Citizenship: New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,231,357
Percent of class: 11.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,791,746
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,231,357

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Our clients may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities which are the subject of this filing.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Prudential Financial, Inc. is a Parent Holding Company and the indirect parent of the following subsidiaries, who are the beneficial owners of the number and percentage of securities which are the subject of this filing as set forth next to their names:

Subsidiaries Number of shares Percentage
Jennison IA 2,229,082 11.15
PGIM Quantitative Solutions LLC IA 2,275 0.05

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PRUDENTIAL FINANCIAL INC: /s/ Richard Baker, Second Vice President (10/07/2026)